Confidential Treatment Request
DemandTec, Inc CR-2007/A-001
GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400     FACSIMILE: (650) 321-2800
CONFIDENTIAL TREATMENT REQUESTED BY DEMANDTEC, INC.
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].
SUBMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND
PURSUANT TO 17 C.F.R. 200.83.
July 3, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Maryse Mills-Apenteng

Re:	DemandTec, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-143248
Dear Ms. Jacobs and Ms. Mills-Apenteng:
          DemandTec, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on May 24, 2007.
          On behalf of the Company, this letter responds to the comments set forth in the letters to the Company dated June 26, 2007 and June 29, 2007 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have responded to each of the June 26, 2007 and June 29, 2007 letters in separate sections below and have repeated and numbered the comments from each letter in italicized print. The Company’s responses are provided below each comment.
Responses to June 26, 2007 Letter
General
1.	We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

July 3, 2007

The Company notes the Staff’s comment and will provide a price range when available.

2.	Please tell us whether the underwriters listed on the outside front cover page are lead or co-managing underwriters. Please see Item 501(b)(8) of Regulation S-K.
          The Company hereby respectfully advises the Staff that Morgan Stanley and Credit Suisse are joint bookrunners and that the other underwriters identified on the outside front cover page of the prospectus are co-managers.
3.	Please provide us with any graphics you intend to use. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. This limited text should satisfy Rule 421(d) of Regulation C.
           The Company notes the Staff’s comment and will supplementally provide as Exhibit 1 to the courtesy copy of this letter delivered to Ms. Mills-Apenteng the graphics that it intends to use.
Prospectus Summary, page 1
4.	Please provide support for your statements both here and in the business section that you are “the leading provider of consumer demand management software.”
           In response to the Staff’s comment, the Company has revised its disclosure to indicate that the Company is “a leading provider of consumer demand management software.” The Company supplementally advises the Staff that the Company considers the “consumer demand management” category to encompass providers of price, promotion and assortment optimization software for retailers and consumer products companies, as well as software that enables collaboration between retailers and their CP company and other trading partners. The Company considers price optimization to constitute the most significant aspect of the consumer demand management category.
           In determining that the Company is a “leading provider” of consumer demand management software, the Company has evaluated its strengths and weaknesses relative to its competitors as described in its revised disclosure under the “Business — Competition” section of the Registration Statement. In addition, the Company has reviewed third-party reports from IHL Services, a retail-focused research and advisory firm, and Forrester Research, an independent technology and market research company.
           Specifically, IHL compiles publicly available data in order to establish guidelines as to which major vendors are in a particular category. IHL’s most recent market share data for the North American price optimization market indicates that the Company is a market share leader in the food and drug retail segment. Because the Company believes that the food and drug segment is one of the largest segments of total retail sales, the Company believes this supports the Company’s claim of being a leading provider of consumer demand management software.
          In addition, Forrester Research most recently compared the retail pricing solutions of five software vendors in August 2004. Forrester reviewed these vendors in the areas of initial pricing, promotions pricing, markdown pricing and overall pricing. In the “Overall Price Optimization

July 3, 2007

Solutions” Forrester Wave, the Company was ranked as one of the top two vendors, along with Khimetrics. Khimetrics has subsequently been acquired by SAP.
          The Company will supplementally provide as Exhibit 2 and Exhibit 3 to the courtesy copy of this letter delivered to Ms. Mills-Apenteng each of the above-referenced reports.
5.	Also, provide support for the industry data you cite both here and in the business section for such statements as the following:
•	retail trade represented approximately 23% of worldwide gross domestic product in 2005; and

•	the CP industry generated revenue in the U.S. of more than $2 trillion.
           The Company notes the Staff’s comment and will supplementally provide as Exhibit 4 and Exhibit 5 to the courtesy copy of this letter delivered to Ms. Mills-Apenteng the support that the Staff has requested. The support is marked to indicate the portions that substantiate that (i) retail trade represented approximately 23% of worldwide gross domestic product in 2005 and (ii) that the CP industry generated revenue in the U.S. of more than $2 trillion. See also the Company’s response to comment 24 below for additional information.
6.	Consider expanding your discussion of your customer relationships to explain that while DemandTec’s customers consist of over 135 companies and retailers, substantially all of your revenues for the fiscal year 2007 were generated from approximately 30 retailer customers. Further, it may be useful for readers to understand at the outset the extent to which some of your products are intended for use by one or the other of these two customer groups and that the CP companies also sell their products to retailers.
           The Company notes the Staff’s comment and has revised its disclosure to clarify the amount of its revenue that was derived from its retail customers in fiscal 2007. The Company respectfully refers the Staff to the Company’s descriptions of its products in the third paragraph of the “Prospectus Summary,” where in each case the Company has identified the targeted customer groups for that product. In addition, the Company has revised its disclosure to clarify that most of its DemandTec Price, DemandTec Promotion and DemandTec Markdown customers are retailers, while most of its DemandTec TradePoint customers are CP companies. See also the Company’s response to comment 4 above for additional information. The Company also respectfully refers the Staff to the last sentence of the fourth paragraph under “DemandTec, Inc.” on page 1 of the Registration Statement. where it indicates that CP companies sell their products to retailers.
7.	We note your list of customers both here and in the business section. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed by name are current customers.
          In response to the Staff’s comment, the Company has revised the list of customers in the “Prospectus Summary” and in the “Business” section and disclosed the criteria it used in selecting them for identification. The Company supplementally confirms to the Staff that all of the customers listed are current customers.
8.	It would appear that the relevant potential market for DemandTec would be the number of retailers and CP companies potentially requiring application software or the amount spent or expected to be spent by such companies on application software. Your summary, however,

July 3, 2007

focuses on the size of the retail and CP markets. Please clarify whether DemandTec’s potential market differs from the total retail and CP markets.
          In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company’s target market is comprised of the retailers worldwide that have annual sales in excess of $500 million, and the CP companies that sell to those retailers.
Risk Factors, page 9
9.	Please ensure that you tailor the information provided in the risk factors to the facts and circumstances of your business and quantify information to the extent possible. For instance, you state on page 10 that you “experienced growth in recent periods” and that you “substantially expanded [y]our overall business, headcount and operations in recent periods.” Please revise to quantify the growth, including in terms of headcount, that you have experienced and specify over what periods such growth occurred. Similarly, also on page 10, disclose what portion of your revenues has been derived from sales to retail customers as opposed to CP customers. Please review your disclosures throughout this section to ensure that the information is specific and discussed in quantified terms.
          In response to the Staff’s comment, the Company has revised its disclosure to quantify its growth in recent periods, to quantify the portion of its revenue derived from retail customers as opposed to CP company customers, and to quantify certain other matters.
We depend on a small number of customers, page 8
10.	Please identify by name the customers on which you were dependent for 10% or more of your revenues in fiscal year 2007. We understand from disclosure elsewhere that Safeway accounted for 11.8% of your revenue in 2007.
           In response to the Staff’s comment, the Company has added disclosure that Safeway accounted for more than 10% of the Company’s revenue in fiscal year 2007. The Company supplementally advises the Staff that Safeway was the Company’s only customer that accounted for 10% or more of the Company’s revenue in fiscal year 2007. The Company has revised its disclosure on page F-9 of the Registration Statement to clarify this point.
Understanding and predicting consumer behavior is dependent upon the continued availability, page 9
11.	Please expand to briefly describe the sources of relevant data on which you currently rely. It is unclear from the disclosure the extent of the risk of losing access to sources you have not identified. It appears from disclosure elsewhere in the prospectus that a major source of relevant data comes from your ability to deliver your product as a service, thereby allowing you to “capture and analyze the most recent POS data, [etc.,] in order to better understand the dynamic nature of consumer behavior.” See page 47. To the extent you rely on sources other than your own for relevant data, this should be clarified.

Confidential Treatment Request
DemandTec, Inc CR-2007/A-002
July 3, 2007

           In response to the Staff’s comment, the Company has revised its disclosure to clarify that the data on which the Company relies for understanding and predicting consumer behavior is data from its customers’ data collection systems, such as point-of-sale (POS) systems, and to clarify that the Company’s risk would relate to its customers’ inability to collect such data or the Company’s inability to obtain such data from its customers.
We rely on two third-party service providers to host our software, page 11
12.	Please identify the parties on which you are dependent for hosting your operations and for accessing the Internet and file any agreements with these parties as exhibits to the registration statement or tell us why you believe they need not be filed. See Item 601(b)(10) of Regulation S-K.
          In response to the Staff’s comment, the Company has revised its disclosure to name the two third-party operators of its data centers, Equinix and Qwest Communications. The Company supplementally advises the Staff that the Company’s operations at the facility operated by Qwest Communications solely host the Company’s DemandTec TradePoint product, which the Company acquired in November 2006, and are relatively insignificant compared to the Company’s operations at the Equinix facility, through which the Company provides services to customers accounting for the substantial majority of its revenues. In addition, the Company anticipates that the Company may [ * ]. As such, the Company does not believe that its agreement with Qwest Communications is a “material agreement” under Regulation S-K. The Company did, however, file the Company’s agreement with Equinix as an exhibit to the Registration Statement upon its initial filing. The Company also supplementally advises the Staff that the Company has reconsidered and removed the risk factor disclosure relating to its reliance on third party providers of Internet bandwidth and electricity.
Special Note Regarding Forward-Looking Statements and Industry Data, page 20
13.	We note your disclosure that your prospectus contains estimates and research relating to industry, market and competitive position data generated by you and obtained from industry and general publications and research, survey and studies conducted by third parties. You then state while you believe that each of these studies and publications is reliable, you disclose that the studies themselves do not guarantee the accuracy or completeness of such information, that you have not independently verified market and industry data from third-party sources and that your internal company research and market definitions have not been verified by any independent source. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your prospectus. As you know, such data included in your prospectus must be based on reasonable and sound assumptions. Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.
          In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement on page 21.
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

July 3, 2007

Use of Proceeds, page 21
14.	We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for “working capital and other general corporate purposes,” including financing your growth, developing new software and funding capital expenditures as well as possible acquisitions. You further state that you cannot estimate the amount of the net proceeds from this offering to be used for any of these purposes. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise.
           The Company respectfully submits that the Company does not have more specific plans for the use of the proceeds of the offering other than what is currently disclosed in the prospectus. The Company respectfully notes that it does not know what portions of the prospectus the Staff is referring to when it writes in the comment letter, “It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources.” If the Staff is referring to disclosure about plans and intentions in “Our Strategy” and elsewhere in the Registration Statement, the Company respectfully advises the Staff that it does not expect that its overall level of capital expenditures will be significantly increased in order to accomplish these objectives and that both these expenditures and its increased operating expenses are forecasted to be covered by the Company’s projected cash flows from operations, without resort to the proceeds of the offering. If the Staff can direct the Company to the other specific sections of the prospectus disclosure that might lead investors to make such an assumption, the Company will consider revising such disclosure.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
15.	We note from your risk factor disclosure that the company is anticipating significant cost increases associated with its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of maintaining compliance with Section 404 is expected to be material, discuss the impact of compliance on results of operations and liquidity.
          In response to the Staff’s comment, the Company has revised its disclosure on pages 31 and 44 of the Registration Statement to discuss the impact of Section 404 compliance on its results of operations.
Critical Accounting Policies and Estimates, page 30
Stock-based Compensation, page 31
16.	We have received your letter dated June 15, 2007 summarizing your stock option pricing. Please submit this letter as correspondence on EDGAR. Note that a significant focus of our comments regarding these issues is on the disclosure in your registration statement, which your letter does not address. To the extent that your letter does not include any of the other information that is requested in our comments, incorporate that information into your response. We will review your revised disclosures and any other information provided in your response together and issue further comments as appropriate.

July 3, 2007

           All of the substantive content of the Company’s letter to the Staff dated June 15, 2007 regarding stock option pricing is responsive to comments in the Staff’s June 26, 2007 letter. As such, the Company has incorporated all of the information from its June 15 letter into this response letter. Since this letter is being filed via EDGAR, the Company does not plan to file the June 15 letter via EDGAR.
17.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.
           In response to the Staff’s comments, the Company has revised its disclosure on page 34 of the Registration Statement.
18.	Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist. In addition, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors considered, assumptions, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity-related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

•	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
          As described more fully in the first paragraph of the Company’s response to comment 34, the Company sought and obtained six contemporaneous valuation reports from an unrelated valuation specialist between November 2005 and May 2007. Paragraphs 181 and 182 of the AICPA’s Audit and Accounting Practice Aid Series entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”) indicate that disclosures of the type requested by the Staff in this comment 18 are appropriate where a company “does not obtain a contemporaneous valuation ....” but that, where it does, the company “has made a best effort to obtain an objective and timely consideration of the significant factors and assumptions related to such valuation” and therefore impliedly does not need to make disclosures of this type. The correctness of this interpretation appears to be confirmed by Paragraph 183 of the Guide, which provides two “disclosure examples.” In “Disclosure Example 1,” to be used where there is a contemporaneous valuation, the disclosure is quite minimal and does not include a discussion of the types mentioned in the above bullet points in comment 18. Those types of disclosure are included in “Disclosure Example 2,” to be used where only when a retrospective valuation is performed. Based on this guidance, the Company has included in its “Management’s Discussion and Analysis” a valuation discussion akin to that in Disclosure Example 1 and has not included disclosure of the type requested above. The Company has, however, provided the Staff a substantial discussion of the items requested in comment 18 in its response to comment 34.

July 3, 2007

Results of Operations, page 33
19.	Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. It appears for example that there are discernible trends relating to such matters as the growth in U.S. sales versus sales outside of the U.S., reliance on a few customers and costs associated with becoming a public company. In addition, we note that the company’s revenues have risen significantly over the past few years and that you have experienced an increase in headcount in R&D. With regard to R&D, we note that the number of employees dramatically increased in fiscal 2007 from fiscal 2006 but only modestly from 2005 to 2006. Please discuss the driving forces contributing to these growth trends. How is the company’s business strategy expected to impact these trends? Further, we note that two large non-U.S. customers, one of which is a British company, decided not to renew at the end of 2006. To the extent that you are facing particular challenges in the British or European markets, a discussion would be warranted. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of SEC Release No. 33-8350 for additional guidance.
          The Company respectfully directs the Staff to the discussion of known trends, including those related to the impact on revenue and expenses from international operations, research and development activities and the costs of becoming a public company, discussed on pages 29-31 and pages 36 and 37 of the Registration Statement.
          Further, the Company notes that, notwithstanding the risks related to international operations discussed in the “Risk Factors” section of the Registration Statement, revenue from customers located outside the United States has increased (see page 36 of the Registration Statement) and the Company does not believe the above-referenced failures to renew are indicative of a trend. In one case, the customer was acquired by a private equity firm, split up and subsequently sold. In the other case, the customer terminated its relationship with the consulting firm through which the Company had its contract.
20.	Please expand your disclosure to discuss the “off-shore contract development activities” referenced on page 35.
           In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Registration Statement.
Liquidity and Capital Resources
Operating Activities, page 40
21.	Please revise your disclosure in this section to discuss the underlying drivers of changes in your operating assets and liabilities. For example, this section should include a discussion of the relationship between the changes in accounts receivable and deferred revenue and the resulting impact on your operating cash flows. In addition, discuss here or elsewhere in your MD&A why one customer accounted for 70% of your accounts receivable as of February 28, 2007.

July 3, 2007

          In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Registration Statement.
22.	Please revise to provide a description of any loan covenants and disclose whether you are in compliance with such loan covenants as of the most recent fiscal period.
          In response to the Staff’s comment, the Company has revised its disclosure on page 44 of the Registration Statement.
Business, page 44
23.	It appears from Note 1 to the financial statements that you were dependent on two major customers in 2007, one of which was Safeway. Please expand to include a discussion of your dependence on these customers and identify them by name. See Item 101(c)(1)(vii) of Regulation S-K. To the extent you are substantially dependent on these customers please file any agreements you may have with them as exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.
           The Company has clarified its disclosure in Note 1 to the financial statements (page F-9) to indicate that the Company had only one customer in fiscal 2007 that accounted for 10% or more of its revenue in that fiscal year. In the discussion of its customers in the “Our Customers” subsection of the “Business” section on page 58, the Company has expanded its disclosure to state that its customer Safeway accounted for 11.8% of the Company’s fiscal 2007 revenue. Safeway accounted for only 4.2% of the Company’s revenue for the quarter ended May 31, 2007 and the Company expects that revenue derived from Safeway will, absent any new purchases of software by Safeway, decrease significantly as a percentage of revenue for fiscal 2008 compared to fiscal 2007. The Company respectfully submits that its agreement with Safeway was entered into in the ordinary course of the Company’s business and that the Company’s business is not substantially dependent on Safeway. Therefore, the Company respectfully submits that its agreement with Safeway is not a material contract as set forth in Item 601(b)(10)(ii)(B) of Regulation S-K and therefore is not required to be filed.
24.	Please provide us with marked copies of all industry reports and data that you cite, such as the Food Marketing Institute, Capgemini, Accenture and Frost & Sullivan, and, for each report cited, disclose the date of the report and tell us whether the report is generally available to the public or was commissioned by you for your exclusive use. We note that you refer on page 44 to “an industry report” without citing the report. Please revise to identify the source for any industry data cited.

July 3, 2007

          The Company notes the Staff’s comment and will supplementally provide copies of the following documents as Exhibit 6 to the courtesy copy of this letter delivered to Ms. Mills-Apenteng:
•	Food Marketing Institute report dated May 2007 and can be found at http://fmi.org/facts_figs/keyfacts/chains.htm)

•	Capgemini report dated May 2006 and can be found at http://www.capgemini.com/resources/thought_leadership/a_winning_strategy_for_trade_promotion_management/

•	Accenture report dated 2003 and can be found at http://a456.g.akamai.net/7/456/1701/b89848d51bad0b/www.accenture.com/xdoc/en/industries/ products/cgs/insights/trade_promotion.pdf

•	Grocery Manufacturers Association report dated November 2006 and can be found at http://www.gmabrands.com/news/docs/NewsRelease.cfm?DocID=1701

•	The Frost & Sullivan report from 2006 can be obtained from Frost & Sullivan.

•	The current information provided by Planet Retail can be found at http://www.planetretail.net/MacroEconomic/Default.aspx through a subscription.
          In response to the Staff’s comment, the Company respectfully advises the Staff that the information that the Company attributes to the reports from the Food Marketing Institute, Capgemini, Accenture and the Grocery Manufacturers Association are each available to the public without charge. The information that the Company attributes to the reports from Frost & Sullivan and Planet Retail are each available to the public as set forth above. The Company intends to obtain a consent for the inclusion of this information from each of Frost & Sullivan and Planet Retail. None of these reports were commissioned by the Company.
          The Company has revised its disclosure on page 49 of the Registration Statement to identify the Grocery Manufacturers Association as the source of the industry data cited.
SaaS Operations, page 52
25.	Please clarify whether the customer support services to which you refer are outsourced. If so, and to the extent material, provide a description of any outsourcing agreements.
          In response to the Staff’s comment, the Company has revised its disclosure on page 57 to clarify that a portion of its customer support services are provided pursuant to its relationship with Sonata Services Limited in Shanghai, China. In addition, in response to Comment 26 below, the Company has added disclosure under “Business — Research and Development” on page 59 of the Registration Statement relating to the terms of its agreement with Sonata.
Research and Development, page 54
26.	We note your reference to the agreement with Sonata Services and your related discussion in the risk factors section. Please include in the business section a discussion of the material terms of your agreement with Sonata.

July 3, 2007

          In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 59.
Competition, page 54
27.	Tell us how you compare to your competitors in quantitative and/or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you compete favorably ostensibly on all of the bullet point items you listed as competitive factors on page 55. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against such competitors as SAP AG and Oracle Corporation, for example. Given your disclosure throughout the prospectus that you are “the leading provider” in your industry niche, stating that you “compete favorably with [y]our competitors on the basis of these competitive factors” is not a meaningful discussion of your competitive position.
          The Company supplementally and respectfully informs the Staff that the Company’s primary publicly traded competitors, such as SAP AG and Oracle Corporation, do not provide financial information regarding the portion of their revenue attributable to their activities in the CDM or related markets. As a result, the Company is unable to provide quantitative information with respect to its position in the CDM market relative to those companies.
          In response to the Staff’s other requests, the Company has revised the disclosure on page 60 of the Registration Statement.
Intellectual Property, page 55
28.	Please clarify the extent to which you depend on any of your patents for your current business operations. In this regard, we note your statement that you “may not receive competitive advantages from any rights granted under our existing patents.” Please see Item 101(c)(1)(iv) of Regulation S-K.
          In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 61.
Facilities, page 56
29.	Please disclose the leasing terms of the headquarters and primary facilities to the extent material. Also, to the extent your leased facilities outside of the U.S., in the aggregate, constitute a material financial commitment, this should be discussed as well.

Confidential Treatment Request
DemandTec, Inc CR-2007/A-003
July 3, 2007

          In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the Registration Statement to describe the payment terms under the lease for the Company’s headquarters in San Carlos, California. The Company supplementally advises the Staff that none of its other leases, either individually or in the aggregate, represents a material financial commitment. Total payments under non-cancellable leases other than our headquarters lease are less than $10,000 per month.
Management, page 57
30.	Please be advised that we are continuing to examine your disclosure relating to executive compensation. We may have further comments as a result of our continued review.
          The Company received the letter from the Staff dated June 29, 2007 relating to executive compensation. The Company's responses to those comments are set forth later in this letter.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6
31.	Please clarify for us how the fiscal 2007 proceeds and payments related to your line of credit reconcile to the corresponding balance sheet amounts of $0 and $3 million as of February 28, 2006 and 2007, respectively.
          In its original Registration Statement on page F-6, the Company inadvertently and incorrectly recorded a ($2,303) entry in the line item “payments on line of credit” that should have been recorded in the line item “principal payments on notes payable.” This has been corrected in Amendment No. 1. As corrected, the statement of cash flows, which shows “proceeds from advances on line of credit” of $3,000 in fiscal 2007 and no “payments on line of credit” in fiscal 2007 or the first quarter of fiscal 2008, is consistent with the balance sheet on page F-3, which shows “line of credit” of $0 at February 28, 2006 and $3,000 at February 28, 2007 and May 31, 2007.
32.	Please tell us why you have reconciled operating cash flows to net loss attributable to common shareholders. Refer to paragraph 28 of SFAS 95 that requires the use of “net income,” or net loss in your case.
          The Company has changed “Net loss attributable to common stockholders” to “Net income (loss)” and made appropriate changes in the figures for this line item in each column. As a result of this change, the “other” line item has been reduced in each column by the amount by which net income (loss) differs from net income (loss) attributable to common stockholders. Further, a line item, “accretion of preferred stock to redemption value” has been added at the bottom of the statement of cash flows under “supplemental information.”
Notes to Consolidated Financial Statements
Note 1, Business Summary and Significant Accounting Policies
Revenue Recognition, page F-7
33.	Please tell us more about your customers’ ability to extend the terms of your arrangements under “pre-negotiated terms.” Describe these terms to us and the circumstances under which customers may exercise these rights.
          In response to the Staff’s comment, the Company respectfully advises the Staff that certain of its customers have the contractual right to renew their existing agreements for [ * ] such customers currently pay, plus a price increase [ * ]. In other instances, customers may
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

Confidential Treatment Request
DemandTec, Inc CR-2007/A-004
July 3, 2007

have the right to renew for [ * ]. None of the Company’s customers has the right to renew its contract for fees that are lower than the current fees payable under its existing contract.
Stock-based Compensation Associated with Awards to Employees, page F-26
34.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	The amount and timing of expense recognition; and

•	Indicate for each option grant or equity related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
          In response to the Staff’s comment, the Company respectfully advises the Staff that, in November 2005, the Company engaged Financial Strategies Consulting Group (“FSCG”), an unrelated third-party valuation consultant, to perform a contemporaneous valuation of the Company’s common stock in order to assist the Company in determining the fair value of its common stock, with the intention of obtaining updated valuations from FSCG whenever significant changes in the Company’s business or prospects occurred. FSCG’s initial valuation report provided a valuation as of November 21, 2005 (the “November 2005 Report”). Subsequent contemporaneous valuation reports were received for valuations as of
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

July 3, 2007

September 15, 2006 (the “September 2006 Report”), October 16, 2006 (the “October 2006 Report”), February 1, 2007 (the “February 2007 Report”), March 15, 2007 (the “March 2007 Report”) and May 14, 2007 (the “May 2007 Report” and, collectively with the other reports, the “FSCG Reports”). The Company’s Board of Directors (the “Board”) based its determination of the fair value of the Company’s common stock on the FSCG Reports for all stock option grants during the period from November 30, 2005 through May 31, 2007, and all stock options granted during that period had an exercise price equal to the fair value of the Company’s common stock as determined by the Board.
FSCG Valuation Methodology
          FSCG used a combination of two different approaches to value the Company: the income approach and the market multiple approach.
          Under the income (or discounted cash flow) approach, the estimated debt-free annual cash flows of the Company (based on the Company’s financial forecasts), plus an estimated terminal value, were discounted to their present values to estimate the value of the Company. The discount rate used was the expected rate of return that would provide potential investors a sufficient rate of return on their investment, and was calculated by estimating the Company’s weighted average cost of capital. The Company’s weighted average cost of capital was computed by selecting market rates at the valuation dates for debt and equity that were reflective of the risks associated with an investment in the Company’s industry as estimated by using comparable publicly traded companies.
          Under the market multiple approach, the Company was compared to various publicly traded companies in similar lines of business. The market multiples of those comparable publicly traded companies were calculated as of the applicable valuation date and were then applied to the Company’s historical and forecasted financial results at the applicable valuation date to estimate the value of the Company.
          The initial valuation results, obtained under both the income approach and the market multiple approach, were then individually adjusted by applying a private company discount rate to reflect the fact that the Company’s shares are not traded in an efficient, liquid market (i.e., a lack-of-liquidity discount). The average of the values derived under the income approach and the market multiple approach, in each case, after application of the private company discount, resulted in an initial estimated value of the Company. The Company’s initial estimated value was then subjected to a probability weighted expected return analysis to determine the ultimate value of the Company’s common stock. The probability weighted expected return method estimated the ultimate value of the Company based upon potential values of the Company assuming various outcomes (an initial public offering of the Company, a sale of the Company, the Company remaining private, and a liquidation of the Company). The estimated value under each outcome was then probability weighted and the resulting estimated weighted values per common share were summed to determine the estimated final value per share of the Company’s common stock.

Confidential Treatment Request
DemandTec, Inc CR-2007/A-005
July 3, 2007

          The FSCG Reports necessarily required complex and subjective judgments and involved the use of significant assumptions (the “Valuation Assumptions”), such as the Company’s future financial results, discount rates, estimated time to liquidity for the Company’s existing stockholders (including the effect of lockup provisions) and expected probabilities of Company outcomes.
Option Grants
          The Company has made all of its option grants at an exercise price equal to the fair value of the Company’s common stock as determined by the Board. During the period March 1, 2006 through the date of this letter, the “Evaluation Period”, the Company made the following option grants:

	Number of	Fair Value
	Shares Subject	and		FSCG Report
	to Options	Exercise		Common Stock
Grant Date	Granted	Price		Valuation Range

March 24, 2006	484,000	$1.35	(#)	$1.25-$1.35	(*)
May 2, 2006	244,000	$1.35	(#)	$1.25-$1.35	(*)
June 16, 2006	93,500	$1.35	(#)	$1.25-$1.35	(*)
August 25, 2006	174,250	$1.35	(#)	$1.25-$1.35	(*)
September 19, 2006	314,250	$1.60	(#)	$1.45-$1.60	(*)
October 20, 2006	66,000	$1.90	(#)	$1.90-$2.10	(*)
December 12, 2006	654,710	$1.90	(#)	$1.90-$2.10	(*)
December 20, 2006	1,323,750	$1.90	(#)	$1.90-$2.10	(*)
February 16, 2007	496,750	$2.70	(#)	$2.60-$2.70	(*)
March 2, 2007	35,000	$2.70	(#)	$2.60-$2.70	(*)
March 29, 2007	862,000	$3.35	(#)	$3.26-$3.47	(*)
May 15, 2007	204,950	$4.30	(#)	$4.20-$4.40	(*)
May 22, 2007	2,500	$4.30	(#)	$4.20-$4.40	(*)
June 20, 2007	774,000	$5.50	(@)	N/A

(#)	Fair value and exercise price as determined by the Board, based on the FSCG Reports.

(*)	Valuation range as determined by the most recent FSCG Report.

(@)	Fair value and exercise price as determined by the Board, [ * ].
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

July 3, 2007

March 24, 2006 Option Grants
          The March 24, 2006 grants were substantially all to new and existing employees. No grants were made to executive management or Board members. The Company established the exercise price of these grants based on the November 2005 Report, as there had been no significant changes to the Company’s Valuation Assumptions to warrant the preparation of an updated valuation report. The November 2005 Report utilized the Company’s financial forecasts, which were consistent with its fiscal 2007/2008 operating plan approved by the Board in February 2006 (the Company annually prepares an operating plan at the beginning of each fiscal year and updates it mid-year with a reforecast). The weighted average cost of capital discount rate used in the November 2005 Report was 23% and the estimated time to stockholder liquidity was 24 months. The expected outcomes were weighted more towards remaining as an independent private company, with lower but equal weights for an initial public offering or sale of the Company and the lowest weight given to a liquidation outcome.
May 2, 2006 Option Grants
          The May 2, 2006 grants were all to existing employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the November 2005 Report, as there had been no significant changes to the Company’s Valuation Assumptions to warrant the preparation of an updated valuation report.
June 16, 2006 Option Grants
          The June 16, 2006 grants were substantially all to new and existing employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the November 2005 Report, as there had been no significant changes to the Company’s Valuation Assumptions to warrant the preparation of an updated valuation report.
August 25, 2006 Option Grants
          The August 25, 2006 grants were all to new and existing employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the November 2005 Report, as there had been no significant changes to the Company’s Valuation Assumptions to warrant the preparation of an updated valuation report.
September 19, 2006 Option Grants
          The September 19, 2006 grants did not include any grants to executive management but did include a grant to a new non-employee member of DemandTec’s Board as well as to new employees and consultants of the Company. The Company established the exercise price of these grants based on the September 2006 Report. The Company requested that FSCG prepare the September 2006 Report in part because it had recently entered into discussions to acquire TradePoint Solutions, Inc. (“TradePoint”), had recently appointed a new non-employee director and had completed its mid-year financial reforecast based upon historical results for the first half of fiscal 2007 and its future prospects.

Confidential Treatment Request
DemandTec, Inc CR-2007/A-006
July 3, 2007

During the first half of fiscal 2007, the Company had experienced increased competition from both Oracle and SAP as a result of their acquisitions of software companies that competed directly or indirectly with the Company, thereby creating speculation and uncertainty in the marketplace regarding additional consolidation within the Company’s segment of the software industry. In addition, the Company was involved in abandoned acquisition discussions during the first part of fiscal 2007. As a result, several of the Company’s individual customer sales cycles were [ * ] and the Company [ * ] during the first half of fiscal 2007. The Company’s mid-year reforecast resulted in [ * ] forecast from the financial forecasts used in the November 2005 Report. The September 2006 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 21 months. The weighted probability of expected outcomes changed slightly from those in the November 2005 Report, with a slight decrease in the probabilities of the Company remaining private, a sale of the Company, and a liquidation of the Company, and with a slight increase in the probability of an initial public offering by the Company.
October 20, 2006 Option Grants
          The October 20, 2006 grants were substantially all to new employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the October 2006 Report. The Company requested that FSCG prepare the October 2006 Report because it had just signed an agreement to acquire TradePoint. As a result of the execution of a definitive agreement to acquire TradePoint, the Company updated its financial forecasts, which resulted in a forecasted revenue [ * ] from the forecast used in the September 2006 Report, as well as a forecasted GAAP [ * ] of fiscal 2007, despite the Company having been GAAP profitable for the prior four quarters. The October 2006 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 18 months. The weighted probability of expected outcomes changed from those in the September 2006 Report, with increases to the initial public offering and sale probabilities and decreases to the remaining private and liquidation outcomes, which, together with the updated forecast, accounted for the increase in fair value.
December 12 and December 20, 2006 Option Grants
          The December 12, 2006 grants were substantially all to new employees, including the Company’s new employees resulting from the TradePoint acquisition, and did not include any grants to executive management or Board members. The December 20, 2006 grants were to new and existing employees, including grants to the Company’s Chief Executive Officer and Chief Financial Officer, consistent with the Board’s policy regarding the timing of annual option grants to those individuals at the end of the calendar year. The Company established the exercise price of these grants based on the October 2006 Report, as there had been no significant changes to the Company’s Valuation Assumptions to warrant the preparation of an updated valuation report, as the Company had already reflected the expected effect from the TradePoint acquisition in the October Report. The Company’s financial forecast had not changed since the forecast used to prepare the October 2006 report and there had been no significant changes in the market values of comparable companies.
February 16 and March 2, 2007 Option Grants
          The February 16 and March 2, 2007 grants were substantially all to new and existing employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the February 2007 Report. The Company requested that FSCG prepare the February 2007 Report because it had begun
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

Confidential Treatment Request
DemandTec, Inc CR-2007/A-007
July 3, 2007

discussions related to a possible initial public offering of the Company’s common stock, it had completed its fiscal year 2008/2009 financial forecast and market values of comparable companies had increased significantly in early 2007. The February 2007 Report was based in part on the Company’s annual fiscal 2008/2009 financial forecast presented to the Company’s Board in February 2007, which was [ * ] than the financial forecast used in the October 2006 Report. Consistent with the October 2006 Report, the February 2007 Report used a 22% weighted average cost of capital discount rate, but with an estimated time to stockholder liquidity of 15 months. The weighted probability of expected outcomes changed from those in the October 2006 Report, with increases to the initial public offering and sale of the Company probabilities and decreases in the remaining private and Company liquidation outcomes. The significant increase in the market values of comparable companies resulted in a significant increase in the valuation of the Company as determined under the market multiple approach.
March 29, 2007 Option Grants
          The March 29, 2007 option grants consisted of grants to new and existing employees of the Company, including a grant to the Company’s Senior Vice President of Products and Product Strategy, as well as grants to two new non-employee members of the Company’s Board. The Company established the exercise price of these grants based on the March 2007 Report. The Company requested that FSCG prepare the March 2007 Report because it had recently appointed two new non-employee directors to its Board and had made continuing progress in its preparations for a potential initial public offering. The March 2007 Report included the Company’s financial forecast [ * ] with the Company forecast used in the February 2007 Report. The March 2007 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 12 months. The weighted probabilities of expected outcomes were consistent with those in the February 2007 Report, as the Company had already reflected the effect on its outcome probabilities of its ongoing discussions regarding a potential initial public offering in the February 2007 Report.
May 15 and May 22, 2007 Option Grants
          The May 15 and May 22, 2007 grants were all to new employees of the Company and did not include any grants to executive management or Board members. The Company established the exercise price of these grants based on the May 2007 Report. The Company requested that FSCG prepare the May 2007 Report in part because it had made significant progress toward the preparation and filing of the Registration Statement at the time of the grants. The May 2007 Report included the Company’s updated financial forecast prepared in connection with the Company’s proposed initial public offering, which reflected [ * ] in financial results from those financial forecasts used in the March 2007 Report. The May 2007 Report used a weighted average cost of capital discount rate of 20%, with an estimated time to stockholder liquidity of 12 months. The weighted probabilities of expected outcomes changed from those in the March 2007 Report, with a significant increase in the probability of an initial public offering and decreases in the probabilities of a Company sale, the Company remaining private or a liquidation of the Company.
June 20, 2007 Option Grants
          The June 20, 2007 grants were to new and existing employees of the Company and included a grant to a new Senior Vice President of Professional Services that the Company hired as well as a grant to the Company’s Senior Vice President of Engineering. The Company established the exercise price of these grants based [ * ]
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

Confidential Treatment Request
DemandTec, Inc CR-2007/A-008
July 3, 2007

[ * ]. The Company’s Board of Directors established the fair value at $5.50, [ * ].
Capital Stock Transactions
          In addition to stock option grants listed above, the Company (i) issued a warrant to purchase 75,000 shares of Series C convertible preferred stock with an exercise price of $2.58 per share on May 23, 2006 to an unaffiliated financial institution, (ii) issued warrants to purchase 150,000 shares of common stock with an exercise price of $1.35 per share on July 25, 2006 to two unaffiliated financial institutions, and (iii) sold 170,000 shares of common stock for $1.35 per share and 25,000 shares of Series C convertible preferred stock for $2.58 per share on August 1, 2006 to an unaffiliated financial institution in conjunction with a term loan.
          The shares of Series C convertible preferred stock have certain rights, preferences and privileges superior to the rights of shares of the Company’s common stock. For example, in the event of any liquidation, dissolution or winding-up of the affairs of the Company (including a merger or acquisition) that does not exceed $260.0 million, the holders of the then-outstanding shares of convertible preferred stock are entitled to receive prior and in preference to holders of common stock, an amount equal to their respective liquidation preferences, plus any declared but unpaid dividends. The liquidation preferences per share of convertible preferred stock are the respective original purchase prices for such shares ($2.58 per share in the case of the Series C convertible preferred stock). Following payment of such liquidation preferences, the remaining proceeds (if any) will be distributed ratably among the holders of the common stock and the holders of the convertible preferred stock as if all shares of convertible preferred stock were to convert into common stock to the extent the aggregate proceeds do not exceed $260 million. To the extent the proceeds of such a liquidation exceed $260 million, the proceeds will be distributed notably among the holders of common stock and the holders of the convertible preferred stock as if all shares of convertible preferred stock were to convert into common stock. The convertible preferred stock converts into common stock on a one-for-one basis. The convertible preferred stock has protection against certain issuances by the Company of securities at a price less than the respective original purchase price of such convertible preferred stock. The holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. In addition, the holders of convertible preferred stock are entitled to vote on certain specified matters separately from the holders of common stock. The holders of the convertible preferred stock are entitled to receive dividends, when and as declared by the Board, prior to payment of any dividends to the holders of the common stock. After payment of such convertible preferred stock dividends, any further dividends would be distributed ratably among the holders of the common stock and the holders of the convertible preferred stock as if all shares of convertible preferred stock were to convert into common stock. The right to such dividends is not cumulative and no right accrues to holders of convertible preferred stock.
35.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

Confidential Treatment Request
DemandTec, Inc CR-2007/A-009
July 3, 2007

addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.
          In response to the Staff’s comment, the Company respectfully advises the Staff that the contemporaneous valuations made by FSCG, an unrelated third-party valuation specialist, or [ * ] served as the objective evidence in support of the Company’s determination of fair value of the underlying shares of common stock at each grant date or issuance date. The basis for assumptions made in determining fair value of the underlying shares are outlined in the Company’s response to comment 34 above. The valuation reports were prepared in accordance with the Guide (as defined in the Company’s response to Comment 18).
36.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.
          In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not yet have a proposed IPO price from its underwriters and that the Company’s initial, introductory discussions with underwriters regarding the IPO market in general and the possibility of and potential for an IPO by the Company began the week of January 22, 2007. [ * ].
37.	As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the twelve months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
          In response to the Staff’s comment, the Company has revised its disclosure relating to stock-based compensation on page F-28 of the Registration Statement to follow the recommendation of Disclosure Example 1 of the Guide.
38.	We note that your disclosures on page F-26 refer to a third-party valuation consultant. Please name this consultant and include an expert’s consent following Securities Act Rule 436(b) of Regulation C. Alternatively, you may remove the reference. Your disclosures on page F-15 regarding the third-party valuation of intangibles are also subject to this rule.
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * ].

July 3, 2007

          In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages F-16 and F-28 and has included the requisite consent as an exhibit to the Registration Statement.
TradePoint Solutions, Inc.
Unaudited Pro Forma Combined Consolidated Financial Information
Introductory Note, page F-50
39.	Please revise your disclosures to describe more clearly the periods included and omitted with respect to Tradepoint’s results of operations. In addition, tell us how you determined that your approach resulted in an appropriate presentation under Article 11 of Regulation S-X.
          In response to the Staff’s comment, the Company has revised its disclosure on page F-53 of the Registration Statement to more clearly describe the periods included and omitted with respect to TradePoint’s results of operations.
          The Company respectfully advises the Staff that TradePoint’s financial results from the November 9, 2006 acquisition date to the Company's most recent fiscal year ended February 28, 2007 are included in the Company's historical financial results. The presentation of pro forma results combines the Company's most recent fiscal year ended February 28, 2007 with TradePoint’s nine months ended September 30, 2006, their most recent period prior to the acquisition date, to reflect the acquisition as if it had occurred as of the beginning of the Company’s most recent fiscal year, or March 1, 2006. TradePoint's results of operations for the period from October 1, 2006 to November 8, 2006 are excluded and are immaterial in terms of revenue and net loss. No periods have been included more than once. DemandTec’s year-end and TradePoint’s year-end do not differ by more than the 93-day period allowed under Article 11 of Regulation S-X and thus TradePoint results are not required to be brought forward to a more current date. The Company believes its presentation approach is appropriate under Article 11 of Regulation S-X.
Recent Sales, page II-2
40.	To the extent that you relied upon Section 4(2) for Item 1-3, please disclose whether the purchasers were accredited or sophisticated with access to information.
          The Company has added the disclosure requested by the Staff to Item 15.

July 3, 2007

          Responses to June 29, 2007 Letter
Management, page 57
Director Compensation, page 61
1.	Please clarify whether the board committee chairs received additional compensation for service as chair persons in fiscal year 2007. We note that the table does not reflect any additional payments in this regard.
          The Company advises the Staff that its board committee chairs did not receive any additional compensation for service as chairpersons in fiscal year 2007.
2.	Please disclose the aggregate number of option awards outstanding at fiscal year end. See the instruction to Item 402(k)(2)(iii) and (iv).
          In response to the Staff’s comment, the Company has revised its disclosure on page 67 of the Registration Statement.
Compensation Discussion and Analysis, page 63
3.	Please expand to discuss in greater detail the role of Mr. Fishback, as chief executive officer, in the compensation process as disclosed on page 65 and the level of discretion that the Compensation Committee has in paying discretionary bonuses or reducing bonus amounts as discussed on page 67. Refer to Item 402(b)(2)(ix) of Regulation S-K.
          The Company has revised its disclosure on page 71 to further describe Mr. Fishback’s role in the Company’s executive officer compensation process. In addition, the Company has revised its disclosure on page 74 to clarify that the Compensation Committee retains full discretion in paying discretionary bonuses or reducing bonus amounts.
4.	Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K discussing how your equity-based incentive program fits with other elements of compensation and how such incentives affect decisions regarding such other elements.
          The Company has revised its disclosure on page 71 under “Overall Compensation Levels” to clarify that the Company separately reviews its executive officers’ base salaries and their annual and long-term incentive opportunities (including equity-based incentive opportunities) to ensure that each component, individually, is competitive with market practices, supports the Company’s executive recruitment and retention objectives, and is internally equitable among executives. As such, the Company’s equity-based incentive program does not directly impact its decisions in establishing annual base salary and cash incentive compensation.

July 3, 2007

5.	Please revise to identify the benchmark used in setting compensation for fiscal year 2007 as well as the peer group for that year. We note that you have provided peer group information for 2008. See Item 402(b)(2)(xiv) of Regulation S-K.
          The Company has amended its disclosure on page 70 to clarify that, for fiscal 2007, the Company benchmarked its executive compensation using data obtained from the Radford Technology Survey. The Company supplementally advises the Staff that, for fiscal 2007 and prior years, the Company did not reference a specific peer group in setting executive compensation.
6.	We note your reference on page 66 to your Executive Management Team Compensation Plan. Though you discuss the determinations made by the compensation committee with respect to cash bonuses issued to Messrs. Crouch and Dai, you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. You may omit specific targets so long as you provide an analysis as to why disclosure of such would result in competitive harm to DemandTec pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Further, please discuss the level of difficulty in achieving such performance goals or individual objectives. In this regard, your statement that you believe the performance criteria to be “challenging but attainable” does not convey the level of difficulty in a meaningful manner. Please see Items 402(b)(2)(v) - (vii) of Regulation S-K and note that qualitative goals generally need to be presented to conform to these requirements.
          In response to the Staff’s comment, the Company has revised its disclosure on page 73 to discuss how the company performance and individual objectives were specifically structured with respect to the fiscal 2007 compensation of Messrs. Crouch and Dai, and to discuss the nature of Mr. Dai’s individual performance objectives and the difficulty of achieving the individual or company performance goals. The Company has omitted disclosure with respect to the specific quantitative components of Company performance targets because disclosure of its bookings and cash balance objectives would cause competitive harm.
7.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between Mr. Crouch’s compensation and that of the other named executive officers, other than the chief executive officer. Given this, we would expect to see a more detailed discussion of how and why Mr. Crouch’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

July 3, 2007

          In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Registration Statement.
Summary Compensation Table, page 70
8.	Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. See Item 402(e) of Regulation S-K.
          In response to the Staff’s comment, the Company has supplemented its disclosure on page 77 of the Registration Statement. The Company also refers the Staff to the summary of the Company’s employment agreements and offer letters commencing on page 79 of the Registration Statement and the descriptions of the material terms of plan-based awards granted in fiscal 2007 in the footnotes on page 77 of the Registration Statement. The Company supplementally notes that it did not reprice or otherwise materially modify outstanding options during fiscal 2007.
9.	Tell us whether Mr. Fishback received compensation for serving as a director of DemandTec. If Mr. Fishback was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in the “Director Compensation” table or the “Summary Compensation Table.”
          The Company hereby advises the Staff that Mr. Fishback has not received any compensation for serving as a director of DemandTec.
* * * *

July 3, 2007

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding the matters discussed herein.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
/s/          Craig M. Schmitz

cc:	David Edgar, Securities and Exchange Commission
Mark Kronforst, Securities and Exchange Commission
Daniel R. Fishback, DemandTec, Inc.
Mark A. Culhane, DemandTec, Inc.
Michael J. McAdam, DemandTec, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Fenwick & West LLP
Laird H. Simons, III, Fenwick & West LLP
Scott J. Leichtner, Fenwick & West LLP